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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                                 IdeaMall, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  22527 E 107
                        ------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================

  CUSIP NO.  22527 E 107                13G                   Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Frank F. Khulusi

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,854,160 (includes 112,500 shares subject to options
                          exercisable within 60 days of 12/31/00)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,854,160 (includes 112,500 shares subject to options
                          exercisable within 60 days of 12/31/00)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,854,160 (includes 112,500 shares subject to options exercisable within 60 days of 12/31/00)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      17.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

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Item 1

     (a) Name of Issuer:  IdeaMall, Inc. (formerly "Creative Computers, Inc.")

     (b) Address of Issuer's Principal Executive Offices:

         2555 W. 190th Street
         Torrance, California 90504

Item 2

     (a) Name of Person Filing:  Frank F. Khulusi

     (b) Address of Principal Business Office or, if none, Residence:

         2555 W. 190th Street
         Torrance, California 90504

     (c) Citizenship:  United States of America

     (d) Title of Class of Securities:  Common Stock

     (e) CUSIP Number:  22527 E 107

Item 3.   Not applicable.

Item 4. Ownership.

     (a)  Amount beneficially owned:

          1,854,160 (includes 112,500 shares subject to options exercisable within 60 days of 12/31/00)

     (b)  Percent of class:

          17.6% (based on number os shares outstanding at 12/31/00)

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

                1,854,160 (includes 112,500 shares subject to options exercisable within 60 days of 12/31/00)

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of:

                1,854,160 (includes 112,500 shares subject to options exercisable within 60 days of 12/31/00)

          (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                    4 of 5
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001


 /s/ Frank F. Khulusi
 ----------------------
 Frank F. Khulusi

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